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[Westpac LOGO]

MEDIA RELEASE

7 November 2003

ANNUAL REPORT CHARTS WESTPAC'S `ASK ONCE' PROGRESS

Westpac Chairman, Mr Leon Davis, today released the Bank's 2003 Annual Report, saying real progress is being made in changing the organisation for the long-term benefit of all stakeholders.

The Annual Report details the financial performance of the company and also charts the first 12 months progress of Westpac's customer service promise, `Ask Once'.

Mr Davis said Westpac is well positioned to continue to deliver strong outcomes for all its stakeholders.

"A key program in Westpac's progress is embedding corporate responsibility and good governance throughout the company," Mr Davis said.

"Customers and staff are attracted to businesses that manage their social and environmental impacts on the community in an ethical and responsible way. We believe that trust and ethics are critical to both the brand and to improving customer loyalty in our business," he said.

Westpac Chief Executive Officer, Dr David Morgan, said the Ask Once customer experience program is delivering tangible benefits, which have been reflected in market share growth and growth in value per customer.

"Ask Once, and supporting service initiatives launched last year, is seeing an improvement in customer satisfaction translate into improvements in customer loyalty," Dr Morgan said.

"Twelve months on we have some real proof points that demonstrate the improvements we have made.

"We have improved customer satisfaction across all segments and increased market share by 90 basis points in 2003 in the key Australian market.

"We have introduced Saturday trading and extended opening hours into selected branches and we've put additional specialist staff into branches to better meet customer needs. For example, we are locating 80 new Business Finance managers into the branch network to assist business customers with solutions on the spot.

"Ask Once co-ordinators work with branch and contact centre staff to resolve problems faster and we now have staff in most of our branches to greet customers and point them in the right direction."

Westpac Banking Corporation reported an increase in cash earnings to $2,271 million for the full year ended September 2003, up 10% on the 2002 result excluding the nonrecurring significant items in that year. Operating profit after tax was $2,183 million.

Ends.
FOR FURTHER INFORMATION
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3443
Mb: 0408 808 895


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